Mail Stop 4561
                                                             April 30, 2018

Lei Li
Chief Executive Officer
Qtech, Ltd.
11/F, Block 3, Xing Chuang Technology Center
Shen Jiang Road 5005
Pudong New Area, Shanghai, 200120
People's Republic of China

       Re:     Qtech, Ltd.
               Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted April 17, 2018
               CIK No. 0001733298

Dear Mr. Li:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Overview, page 1

1. We note your response to prior comment 3 where you state that "the Company's user acquisition cost is lower than the cost it believes it would have incurred for relying on online advertising to acquire users." (emphasis added) Each statement or assertion of opinion or belief must be clearly characterized as such. Please revise your disclosure accordingly.
 Lei Li
Qtech, Ltd
April 30, 2018
Page 2

Risk Factors

Our current dependence on a limited number of customers...", page 19

2. We note your response to prior comment 9. We are unable to agree with your analysis that your agreement with your largest customer, a third-party advertising platform, which contributed 44% of your net revenue for the year ended December 31, 2017 is not one upon which the company is substantially dependent within the meaning of Item
       601(b)(10) of Regulation S-K. Accordingly, please file the relevant agreement(s) as an exhibit to the registrant statement and/or supplementally provide us with the revenue for the customer as a percentage of net revenues for the three months ended March 31, 2018.
       Additionally, we note your disclosure on page 75 where you state that you acquired an advertising agent in February 2018. With respect to your largest customer and Shanghai
       Dianguan, please revise to provide the information required by Items 4.B.6, 5.A. and 5.D of Form 20-F, including a discussion of material terms of related agreements. Finally, please consider identifying, here and on page F-36, your three largest customers that account for a significant percentage of your net revenues and/or accounts receivable, as applicable.

We rely on contractual arrangements with our consolidated VIE..., page 35

3. We note that the VIE agreements contain provisions for the resolution of disputes through arbitration pursuant to PRC laws. Please expand your disclosure to discuss the impact, if any, of these provisions on shareholders' rights to pursue claims under the
       Unite States federal securities laws.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Judgments and Estimates

Share-based Compensation and Valuation of Our Ordinary Shares, page 82

4. We note your responses to prior comments 12 and 13. We may have additional comments when you update your filing for the fair value of ordinary shares in a subsequent submission.

Results of Operations, page 88

5. We note your response to prior comment 14. Please revise to provide price and volume disclosures such as the number of paid clicks or impressions and average cost per click or per thousand views for each period presented, and include an analysis of any trends or uncertainties. We refer you to Part I, Items 5A and 5D of Form 20-F and
Section III.B of
       SEC Release 33-8350.
 Lei Li
Qtech, Ltd
April 30, 2018
Page 3

Industry Overview

Description of American Depositary Shares, page 152

6. We note from your risk factor disclosure on page 54 that the deposit agreement contains a provision that permits the depositary to elect to resolve any dispute under the deposit agreement through arbitration. Please expand the description of the ADSs to clarify whether, and if so how, this provision affects the rights of your ADS holders to pursue claims under United States federal securities laws.

Note 19. Subsequent events, page F-46

7. We note your response to prior comment 24. Please revise to clarify whether you will recognize US$128.4 million as compensation expense during the quarter in which this offering is completed. In this respect, we note from your disclosures that prior to the end of the vesting periods, all the remaining restricted shares shall vest immediately and no longer constitute restricted shares upon a Deemed Liquidation Event or IPO.

8. We note your response to prior comment 25. Please explain in greater detail the terms and conditions associated with the cooperation agreement. In this regard, tell us how long the cooperation agreement will remain in effect and describe the payment terms associated with the service fee. Clarify the portion of your response that indicates the investor will charge you on a cost per time basis.

       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby,
Attorney-Advisor, at (202) 551-3334 or me at (202) 551-3673 with any other questions.

                                                            Sincerely,

                                                            /s/ Folake Ayoola

                                                            Folake Ayoola
                                                            Special Counsel
                                                            Office of
Information
                                                            Technologies and
Services

cc:    Chris Lin, Esq.
       Simpson Thacher & Bartlett LLP